SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

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[ ] Preliminary Proxy Statement

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[ ] Definitive Proxy Statement

[X] Definitive Additional Materials

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Money Market Obligations Trust

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Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Filed by: Money Market Obligations Trust, on behalf of its portfolio Federated Treasury Obligations Fund.

Subject Company: Huntington U.S. Treasury Money Market Fund.

Subject Company Commission File No. 811-05010 and 033-11905

Date: November 2, 2015

Proxy Update: Fund Reorganization Proxy

Important Information about the Proxy Mailing Your Clients Will Receive Beginning the Week of November 2, 2015

The proxy provides shareholders in the Huntington U.S. Treasury Money Market Fund with the opportunity to vote on a proposed reorganization with Federated Treasury Obligations Fund. If approved, the reorganization is expected to take place on or about Friday, December 4, 2015.

The Huntington U.S. Treasury Money Market Fund will hold a Special Meeting of Shareholders on Wednesday, December 2, 2015 at 10:00 A.M. Eastern Time at 2960 N. Meridian Street, Indianapolis, IN. This Proxy Update describes the purpose of the meeting and is intended to help you answer questions from your clients.

Purpose of the Vote

Shareholders are being asked to consider the following important proposal:

To approve an Agreement and Plan of Reorganization pursuant to which Federated Treasury Obligations Fund would acquire the assets of Huntington U.S. Treasury Money Market Fund in exchange for Service Shares and Institutional Shares of Federated Treasury Obligations Fund, which will be distributed pro rata by Huntington U.S. Treasury Money Market Fund to its shareholders of Class A Shares and Institutional Shares, respectively.

Answers to Potential Client Questions

What is the purpose of this special shareholder meeting? Mutual funds are required to obtain shareholders’ votes for certain types of changes, like the reorganization described in the Proxy Statement you received. Shareholders have a right to vote on these changes. You are encouraged to vote your shares as soon as possible.

Why am I being asked to vote? You are listed as a shareholder of the Huntington U.S. Treasury Money Market Fund (Fund) as of the record date (October 2, 2015). You may be directly invested in the Fund through your account with The Huntington National Bank or one of its affiliates (Huntington), or your investment may be part of a cash sweep connected to your bank or brokerage account.

Why is it important that I vote? Every shareholder vote is important. This proposal affects the Fund and your investment in it. In addition, the reorganization cannot be put into effect unless enough shareholder votes are received to achieve a quorum (the vote of a required minimum number of shareholders required for the transaction of any business at the special meeting). Regardless of how many shares you own, it is important to exercise your rights as a shareholder.

How do I vote my shares? Voting your shares is simple and easy and takes just minutes. You can choose from any of the following ways to cast your vote:

•         Online: Use the web address on the ballot.

•         Phone: Use the toll-free number on the ballot.

•         Mail: Complete and return the ballot in the enclosed postage-paid envelope.

You may also vote in person at the December 2, 2015 shareholder meeting in Indianapolis, IN. (Continued on back)

To Avoid Phone Calls from the Proxy Solicitation Service and Additional Expense to the Fund, Please Urge Your Clients to Vote as Soon as Possible!

What if a sufficient number of shareholder votes aren’t received? Huntington will attempt to reach shareholders through additional mailings and by phone, if necessary, so that the shareholder meeting does not have to be postponed. If quorum is not attained, however, the meeting may adjourn to a future date. Voting your shares promptly will help minimize the additional solicitation expense and prevent the need to make phone calls to request your vote.

How will this reorganization impact my account? Shareholders will receive the same number of shares of the Federated Treasury Obligations Fund, as they had in the Huntington U.S. Treasury Money Market Fund, immediately prior to the reorganization. It is important to note that the Federated Treasury Obligations Fund has a similar investment objective and strategy to that of the Huntington U.S. Treasury Money Market Fund, as well as lower net expenses. Further details are in the proxy.

Why is Huntington reorganizing their money market fund? The Huntington U.S. Treasury Money Market Fund’s investment advisor (Huntington Advisors, Inc.) made the decision to exit the money market fund business due to regulatory, financial, and strategic considerations, including the low yield environment and high expense reimbursements.

Important Events:

•         9/4/2015 – Huntington Fund Board of Trustees approved the reorganization of the Huntington U.S. Treasury Money Market Fund into Federated Treasury Obligations Fund

•         10/2/2015 – Record Date for the proposed reorganization

•         11/3/2015 – Completed mail date for the proxy materials

•         12/2/2015 – Shareholder meeting to approve the pending reorganization

•         12/4/2015 – Consummation of the reorganization of the Huntington U.S. Treasury Money Market Fund into Federated Treasury Obligations Fund

Who is Federated Investors? Federated is one of the largest money managers in the United States. Federated’s advisory subsidiaries manage approximately 130 equity, fixed income, and money market mutual funds totaling approximately $350 billion in assets as of June 30, 2015. Federated has experience in the money market area, including with similar reorganizations.

Who do I call with questions about this Proxy Statement? Please call your investment professional or call Huntington toll-free at 800-253-0412.

Federated Treasury Obligations Fund, a portfolio of Money Market Obligations Trust, (File Nos.: 811-5950 and 33-31602) (“Federated”), together with Huntington U.S. Treasury Money Market Fund, a portfolio of The Huntington Funds, has filed a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”).

INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

These documents are available free of charge on the SEC’s Web site at www.sec.gov. You may obtain additional information by calling the Huntington Funds at 1-800-253-0412 or at https://www.proxyonline.com/docs/HuntingtonUSTreasuryMM.pdf.